CREDIT SUISSE

Filed pursuant to Rule 433
Registration Statement No. 333-158199-10
April 5, 2011

Credit Suisse AG ("Credit Suisse")

The Credit Suisse MOmentum and Volatility Enhanced Return Strategy Excess Return Index (the "Credit Suisse MOVERS Index" or the "Index")

Credit Suisse AG ("Credit Suisse") has filed a registration statement (including any applicable underlying supplement, product supplement, prospectus supplement and prospectus) with the Securities and Exchange Commission, or SEC, for the offering of securities. Before you invest, you should read all of the applicable offering documents, including the relevant pricing supplement, underlying supplement, if applicable, product supplement, if applicable, the Prospectus Supplement dated March 25, 2009 and Prospectus dated March 25, 2009, to understand fully the terms of the securities and other considerations that are important in making a decision about investing in any securities. You may get these documents without cost by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, Credit Suisse, any agent or dealer participating in an offering will arrange to send you the applicable pricing supplement, applicable underlying supplement, applicable product supplement, prospectus supplement and prospectus if you so request by calling toll-free 1 (800) 221-1037.

Credit Suisse MOVERS Index – Summary

  Credit Suisse presents a tactical approach to investing in commodities featuring the facility to be long or short particular commodities based on a set of signals.

  The strategy aims to generate value from both bull and bear market trends on an individual commodity basis using an algorithmic approach without any active manager intervention.

  The aim of the strategy is to optimise the position allocations and the choice of underlying commodities at any given time using market performance and realised volatility to improve returns and reduce volatility compared to conventional long-only indices.

  The strategy incorporates the four main sectors of energy, precious metals, base metals and agriculture/livestock.

  The underlying commodities have been selected based on considerations of liquidity, relevance and diversification and are implemented using the individual commodity sub-indices of the S&P GSCI as the index components, each of which tracks a different commodity.

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Summary Risk Factors

The summary of the risk factors appearing below is not intended as a complete description of all risks associated with the Index or an investment in securities linked to the Index. There are additional risks inherent in an investment in the specific products or structures which may be linked to the Index. Please review the risk factor sections in any applicable pricing supplement and offering circular. A prospective investor should consult his/her investment, legal, tax, accounting and other advisors before deciding to invest in securities linked to the Index.

  Limited History of the Index – Publication of the Index began February 2, 2009. Therefore, the Index has limited performance history.

  Historical Performance Not Indicative of Future Performance – The future performance of the Index cannot be predicted based on its historical performance.

  Strategy Risk – There is no assurance that the Index or the strategy on which the Index is based will be successful. The Index is comprised of ten sub-indices of the S&P GSCI Commodity Index (the “Index Components”) selected each month from 24 sub-indices of the S&P Commodity Index (the “Eligible Components”) based on an allocation model that compares current monthly volatility to long-term volatility. Because the Index is rebalanced monthly based on the allocation model, different Index Components may be selected each month. Therefore, the returns of those Eligible Components selected as Index Components may adversely affect the index return in comparison to how the returns of the Eligible Components not selected as Index Components would have affected the Index Return.

  Economic and Market Factors – The value of the Index will be affected by a number of complex and interrelated economic and market factors which may either offset or magnify each other. Trading in futures contracts on physical commodities is speculative and can be extremely volatile. Also, the prices of physical commodities, including the commodities underlying the Index Components, can fluctuate widely due to supply and demand disruptions in major producing or consuming regions.

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Credit Suisse MOVERS Index – Methodology (1)

  Excess Return strategy

  Index currency is in US Dollars

  The Index at any time is comprised of 10 Index Components which are selected from the larger group of Eligible Components, which are listed in the Appendix attached hereto

  On a monthly basis, the following methodology is applied:

—	The Long/Short Signals are generated on each individual Index Component from a universe of 24 S&P GSCI sub-indices as defined in the Appendix. These signals are driven by market performance and realised market volatility.

—	In more volatile market conditions (on a relative basis for each commodity), the strategy focuses on shorter term horizons to judge performance and conversely in less volatile conditions a longer time horizon is used.

—	The 10 Index Components with the strongest signals (Long or Short) are selected, subject to minimum and maximum allocations defined in the Appendix.

—	The synthetic portfolio is rebalanced using these 10 Index Components which are equally weighted and may have a long or short position. The remaining Index Components are flat in the portfolio.
  No constraints on overall net exposure of the Index but unleveraged.

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Credit Suisse MOVERS Index – Methodology (2)

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Credit Suisse MOVERS Index – Key Features (1)

Index Components

  The index contains a broad range of GSCI sub-indices relating to the 4 main sectors which are selected based on considerations of liquidity, relevance and diversification.

  The “Maximum Allocation per Sector” features avoid undue concentration in less liquid sectors.

  With equally weighted components, the index performance is not dominated by the performance of any component or sector and so can be considered a balanced strategy.

  The index components have different fundamental drivers so the strategy should benefit from low internal correlation.

  As the 10 index components (out of 24) with the strongest signals (Long or Short) are selected, the index allocates its exposure to the components with the highest potential as assessed by the model.

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Credit Suisse MOVERS Index – Key Features (2)

Performance

  The index aims to take advantage of different market cycles through the use of long and short positions to target positive returns in both bear and bull markets. Unlike traditional commodity indices, the strategy may be short some or all components at any time.

  As the index components are S&P GSCI sub-indices, the roll yield is already captured in the performance of the index component and hence, the signals take into account the shape of the futures curve.

  Only the 10 index components with the strongest signals are active at any time.

Rebalancing of the Strategy

  The monthly rebalancing gives the index the opportunity to react quickly to changes in market trends.

  The monthly rebalancing ensures a frequent review of the optimal signals.

  The monthly rebalancing is made effective over a 2 day period to improve liquidity during rebalancing.

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Historical Position Allocations

February  2009 –March 2010

100%
80%
60%
40%
20%
0%
-20%
-40%
-60%
-80%
-100%
Feb-09
Mar-09
Apr-09
May-09
Jun-09
Jul-09
Aug-09
Sep-09
Oct-09
Nov-09
Dec-09
Jan-10
Feb-10
Mar-10
Apr-10
May-10
Jun-10
Jul-10
Aug-10
Sep-10
Oct-10
Nov-10
Dec-10
Jan-11
Feb-11
Mar-11

The above chart sets forth actual historical performance of the Index from February 2, 2009 through March 31, 2011. Past performance is not a guarantee or indicator of future results.

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Overview – Since Inception

Cumulative Performance
February 2009 – March 2011

The above chart sets forth actual historical performance of the Index from February 2, 2009 through March 31, 2011. Past performance is not a guarantee or indicator of future results.

Produced by: Credit Suisse Commodities Slide 9

Credit Suisse MOVERS – Components – Full Universe

S&P GSCI Sub-Index	Sector	Bloomberg Code	Minimum Allocation	Maximum Allocation

Energy			0.00%	30.00%

S&P GSCI Crude Oil Excess Return Index	Energy	SPGCCLP	0.00%	10.00%

S&P GSCI Brent Crude Excess Return Index	Energy	SPGCBRP	0.00%	10.00%

S&P GSCI Gas Oil Excess Return Index	Energy	SPGCGOP	0.00%	10.00%

S&P GSCI Unleaded Gasoline Excess Return Index	Energy	SPGCHUP	0.00%	10.00%

S&P GSCI Heating Oil Excess Return Index	Energy	SPGCHOP	0.00%	10.00%

S&P GSCI Natural Gas Excess Return Index	Energy	SPGCNGP	0.00%	10.00%

Precious Metals			0.00%	20.00%

S&P GSCI Gold Excess Return Index	Precious Metals	SPGCGCP	0.00%	10.00%

S&P GSCI Silver Excess Return Index	Precious Metals	SPGCSIP	0.00%	10.00%

Industrial Metals			0.00%	50.00%

S&P GSCI Aluminium Excess Return Index	Industrial Metals	SPGCIAP	0.00%	10.00%

S&P GSCI Copper Excess Return Index	Industrial Metals	SPGCICP	0.00%	10.00%

S&P GSCI Lead Excess Return Index	Industrial Metals	SPGCILP	0.00%	10.00%

S&P GSCI Nickel Excess Return Index	Industrial Metals	SPGCIKP	0.00%	10.00%

S&P GSCI Zinc Excess Return Index	Industrial Metals	SPGCIZP	0.00%	10.00%

Agriculture			0.00%	30.00%

S&P GSCI Corn Excess Return Index	Agriculture	SPGCCNP	0.00%	10.00%

S&P GSCI Wheat Excess Return Index	Agriculture	SPGCWHP	0.00%	10.00%

S&P GSCI Kansas Wheat Excess Return Index	Agriculture	SPGCKWP	0.00%	10.00%

S&P GSCI Soybean Excess Return Index	Agriculture	SPGCSOP	0.00%	10.00%

S&P GSCI Cotton Excess Return Index	Agriculture	SPGCCTP	0.00%	10.00%

S&P GSCI Coffee Excess Return Index	Agriculture	SPGCKCP	0.00%	10.00%

S&P GSCI Cocoa Excess Return Index	Agriculture	SPGCCCP	0.00%	10.00%

S&P GSCI Sugar Excess Return Index	Agriculture	SPGCSBP	0.00%	10.00%

Livestock			0.00%	10.00%

S&P GSCI Live Cattle Excess Return Index	Livestock	SPGCLCP	0.00%	10.00%

S&P GSCI Feeder Cattle Excess Return Index	Livestock	SPGCFCP	0.00%	10.00%

S&P GSCI Lean Hogs Excess Return Index	Livestock	SPGCLHP	0.00%	10.00%

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Disclosure and Notice

Copyright © 2011 CREDIT SUISSE GROUP AG and/or its affiliates. All rights reserved.

"Credit Suisse", the Credit Suisse logo, "Credit Suisse MOVERS" are trademarks or service marks or registered trademarks or service marks of Credit Suisse Group AG or one of its affiliates.

S&P Disclaimer

Credit Suisse MOVERS index is not sponsored, endorsed, sold or promoted by Standard & Poor's, a division of The McGraw-Hill Companies, Inc. ("S&P"). S&P’s does not make any representation or warranty, express or implied, to the owners of the Credit Suisse MOVERS index or any member of the public regarding the advisability of investing in securities generally or in Credit Suisse MOVERS index particularly or the ability of [the S&P Indices] to track general commodities market performance. S&P's only relationship to Credit Suisse is the licensing of certain trademarks and trade names of S&P and of the S&P GSCI Commodity sub Indices, which indices are determined, composed and calculated by S&P without regard to Credit Suisse or Credit Suisse MOVERS index. S&P has no obligation to take the needs of Credit Suisse or the owners of products linked to Credit Suisse MOVERS index into consideration in determining, composing or calculating the S&P GSCI Commodity Sub Indices. S&P is not responsible for and have not participated in the determination of the timing of, prices at, or quantities of Credit Suisse MOVERS index to be issued or in the determination or calculation of the equation by which Credit Suisse MOVERS index are to be converted into cash. S&P has no obligation or liability in connection with the administration, marketing or trading of products linked to Credit Suisse MOVERs index.

S&P DOES NOT GUARANTEE THE ACCURACY AND/OR THE COMPLETENESS OF THE S&P GSCI COMMODITY SUB INDICES OR ANY DATA INCLUDED THEREIN AND S&P SHALL HAVE NO LIABILITY FOR ANY ERRORS, OMISSIONS, OR INTERRUPTIONS THEREIN. S&P MAKES NO WARRANTY, EXPRESS OR IMPLIED, AS TO RESULTS TO BE OBTAINED BY CREDIT SUISSE, OWNERS OF CREDIT SUISSE MOVERS INDEX OR ANY OTHER PERSON OR ENTITY FROM THE USE OF S&P GSCI COMMODITY SUB INDICES OR ANY DATA INCLUDED THEREIN. S&P MAKES NO EXPRESS OR IMPLIED WARRANTIES, AND EXPRESSLY DISCLAIMS ALL WARRANTIES OF MERCHANTABILITY OR FITNESS FOR A PARTICULAR PURPOSE OR USE WITH RESPECT TO S&P GSCI COMMODITY SUB INDICES OR ANY DATA INCLUDED THEREIN. WITHOUT LIMITING ANY OF THE FOREGOING, IN NO EVENT SHALL S&P HAVE ANY LIABILITY FOR ANY SPECIAL, PUNITIVE, INDIRECT, OR CONSEQUENTIAL DAMAGES (INCLUDING LOST PROFITS), EVEN IF NOTIFIED OF THE POSSIBILITY OF SUCH DAMAGES.

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